(logo) Fidelity InvestmentsR||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 12, 2016

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Variable Insurance Products Fund V (the trust):
Government Money Market Portfolio (formerly known as Money Market Portfolio) (the fund)
File Nos. (033-17704) and (811-05361)
Post-Effective Amendment No. 54

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 54 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the fund referenced above.  This year, differences have not been tagged to reflect modifications and editorial changes made since the prospectuses and SAIs were last filed. Blacklined copies of prospectuses and SAIs will be provided under separate cover.

This filing also incorporates changes to remove the 25% concentration in the financial services industry policy and make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of April 28, 2016.  We request your comments by March 14, 2016.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group